Filed by: BHP Billiton Plc

and BHP Billiton Limited

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Rio Tinto plc

Commission File No.: 001-10533

The following is a transcript of a video entitled “Shareholder Value” available on the “Offer for Rio Tinto” section of www.bhpbilliton.com, access to which is conditioned on agreement to the terms of an important disclaimer excerpted in full below.

Offers by BHP Billiton Limited for all the outstanding ordinary shares of Rio Tinto plc and Rio Tinto Limited (“Rio Tinto”) (the “Offers”).

NOTE: THE INFORMATION RELATING TO THE OFFERS IS BEING MADE AVAILABLE ON THIS PART OF THE WEBSITE BY BHP BILLITON LIMITED AND BHP BILLITON PLC (“BHP BILLITON”) IN GOOD FAITH AND FOR INFORMATION PURPOSES ONLY. ANY POTENTIAL TRANSACTION CANNOT BE VALIDLY APPROVED AND THE OFFERS CANNOT BE VALIDLY ACCEPTED BY HOLDERS OF RIO TINTO SHARES OR ANY OTHER PERSONS THROUGH MEANS OF DOWNLOADING A COPY OF ANY DOCUMENTS RELATING TO THE OFFERS FROM THIS PART OF THE WEBSITE.

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Information Relating to the US Offer for Rio Tinto plc

In connection with the offer and sale of securities BHP Billiton would issue to Rio Tinto plc US shareholders and Rio Tinto plc ADS holders, BHP Billiton has filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 (the “Registration Statement”), which contains a prospectus (the “Prospectus”), and will file additional relevant materials with the SEC. This communication is not a substitute for the Registration Statement or the Prospectus that BHP Billiton has filed, or any amendments or supplements to these documents BHP Billiton may file, with the SEC.

U.S. INVESTORS AND U.S. HOLDERS OF RIO TINTO PLC SECURITIES AND ALL HOLDERS OF RIO TINTO PLC ADSs ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROSPECTUS AND ANY OTHER DOCUMENTS MADE AVAILABLE TO THEM AND/OR FILED WITH THE SEC REGARDING THE POTENTIAL TRANSACTION, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders will be able to obtain a free copy of the Registration Statement and the Prospectus as well as other relevant documents filed with the SEC at the SEC’s website (http://www.sec.gov). Copies of such documents may also be obtained from BHP Billiton without charge.

Information for US Holders of Rio Tinto Limited Shares

BHP Billiton Limited is not required to, and does not plan to, prepare and file with the SEC a registration statement in respect of the Rio Tinto Limited Offer. Accordingly, Rio Tinto Limited shareholders should carefully consider the following:

The Rio Tinto Limited Offer will be an exchange offer made for the securities of a foreign company. Such offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

Information Relating to the US Offer for Rio Tinto plc and the Rio Tinto Limited Offer for Rio Tinto shareholders located in the US

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuers are located in a foreign country, and some or all of their officers and directors may be residents of foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that BHP Billiton may purchase securities of either Rio Tinto plc or Rio Tinto Limited otherwise than under the Offers, such as in open market or privately negotiated purchases.

Public information

Information about Rio Tinto and Alcan Inc. included in the information contained in this part of the website is based on public information which has not been independently verified. Certain statistical and other information about BHP Billiton included in the information contained in this part of the website has been sourced from publicly available third party sources. As such it presents the views of those third parties, but may not necessarily correspond to the views held by BHP Billiton.

Forward-looking statements

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There are several factors which could cause actual results or performance to differ materially from those expressed or implied in the forward-looking statements. Factors that could cause actual results or performance to differ materially from those described in the forward-looking statements include, but are not limited to, the presence of a competitive proposal in relation to Rio Tinto, satisfaction of any conditions to the Offers, including the receipt of required regulatory and anti-trust approvals, Rio Tinto’s willingness to enter into any proposed transaction, the successful completion of the Offers, as well as additional factors, such as BHP Billiton’s ability to successfully combine the businesses of BHP Billiton and Rio Tinto and to realise expected synergies from that combination, changes in global, political, economic, business, competitive, market and regulatory forces, future exchange and interest rates, changes in tax rates, future business combinations or dispositions and the outcome of litigation and government actions. Additional risks and factors that could cause BHP Billiton results to differ materially from those described in the forward-looking statements can be found in BHP Billiton’s filings with the SEC, which are available at the SEC’s website (http://www.sec.gov). Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. The information which is contained in this part of the website is subject to change without notice and BHP Billiton expressly disclaims any obligation (except as required by law, the Listing Rules of ASX Limited or the rules of the UK Listing Authority and the London Stock Exchange) or undertaking to disseminate any updates or revisions to any forward-looking statement contained in this part of the website, regardless of whether those statements are affected as a result of new information, future events or otherwise.

Basis of access to the Offers

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Rio Tinto shareholders and Rio Tinto ADS holders should seek advice from an independent financial adviser as to the suitability of any action for the individual concerned. Any action required by a shareholder or ADS holder in connection with the Offers will only be set out in documents sent to or made available to Rio Tinto shareholders and Rio Tinto ADS holders and any decision made by such shareholders or ADS holders should be made solely and only on the basis of information provided in those documents.

Responsibility

The directors of BHP Billiton accept responsibility for the information relating to BHP Billiton contained in the documents relating to the Offers available on this part of the website, save that the only responsibility accepted by them in respect of the information relating to Rio Tinto (and its subsidiaries, subsidiary undertakings and controlled companies), which has been compiled from public sources, is to ensure that such information has been correctly and fairly reproduced and represented. Subject as aforesaid, having taken all reasonable care to ensure that such is the case, the information contained in this part of the website for which they are responsible is, to the best of the knowledge and belief of the directors of BHP Billiton, in accordance with the facts and contains no omission likely to affect its import.

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I Disagree / I Agree

Shareholder Value

[Alberto Calderon, Chief Commercial Officer, BHP Billiton]

This is very important to understand the nature of the offer that has been made. These are two very good companies and probably the best two mining companies.

By putting them together, both sets of shareholders, we are not telling them to cash out of the cycle, you’re going to belong to a very similar company, just one that will have much more potential.

This is about putting two companies, which are going to be able to grow faster again, more volumes, faster growth.

This is the essence of this, this is what unlocks the synergies, this is what delivers the value to our shareholders.

The key reason is unlocking this synergies.

BHP Billiton and Rio Tinto have two operations in about two thousand kilometres from the North Pole, so -40 degrees. We only have roads 13 weeks of the year. So you have to truck for example all of your diesel. So we all have this huge diesel inventories and you have huge processing plants, everything by duplicate and things that are 30 minutes apart.

If you run them together what you could save in terms of cost efficiencies could be enormous. So that’s what the shareholders should see, of how this larger company can really be a sort of a model in terms of this, a stronger for longer world, where the world is desperate for new production and new resources. That is the power of this offer for Rio Tinto shareholders and for BHP Billiton shareholders.

This would be the deal where there are real synergies.